Mail Stop 3561

                    October 21, 2005

VIA INTERNATIONAL MAIL AND FAX   011-7-095-787-28-50

Mr. Alexander A. Lutsky
Chief Accountant (CFO)
OISC Long Distance and International Telecommunications Rostelecom
14, 1st Tverskaya-Yamskaya Street
125047 Moscow
Russian Federation

 Re: Rostelecom
       Form 20-F for Fiscal Year Ended December 31, 2004
   Filed June 29, 2005
   File No. 1-14748

Dear Mr. Lutsky:

     We have completed our review of your Form 20-F and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

          DIVISION OF
CORPORATION FINANCE